amec foster wheeler

CONSENT of Scott Fleming

TO:

U.S. Securities and Exchange Commission

Dears Sirs/Mesdames:

I, Scott Fleming, do hereby consent to extracts from or a summary of those sections that I am responsible for preparing in the technical report titled "NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico" with and effective date of March 25, 2015 and dated April 30, 2015 (the "Technical Report") contained in, or incorporated by reference in, the Annual Information Form dated March 8, 2016, the Annual Report of the Company on Form 40-F dated March 8, 2016, the Registration Statement on Form F-10 (File No. 333-196981), and the Management Discussion & Analysis dated March 2, 2016 (collectively the Disclosure Documents").

I also hereby consent to the use of my name in the Disclosure Documents.

Dated this 8th day of March, 2016

"signature" {signed and sealed}

Scott Fleming, PE